Exhibit 23.1

Consent of Independent Certified Registered Public Accounting Firm

We consent to the reference to our firm in the Registration Statement (Form S-8) pertaining to the 2001 Equity Participation Plan, as Amended and Restated on May 16, 2002, of SBA Communications Corporation and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements of SBA Communications Corporation and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2005, SBA Communications Corporation and Subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SBA Communications Corporation and Subsidiaries, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

West Palm Beach, Florida
November 22, 2006